Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated September 9, 2014

Registration No. 333-183526

Supplementing the Preliminary

Prospectus Supplement dated September 9, 2014

and Prospectus dated August 24, 2012

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated September 9, 2014 to the prospectus dated August 24, 2012.

PRICING TERM SHEET

Issuer:	Hospitality Properties Trust
Security:	4.50% Senior Notes due 2025
Ranking:	Senior Unsecured Notes
Format:	SEC Registered
Expected Ratings:	Baa2 / BBB- (Stable / Stable) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Trade Date:	September 9, 2014
Settlement Date:	September 12, 2014 (T+3)
Interest Payment Dates:	March 15 and September 15, commencing March 15, 2015
Size:	$350,000,000
Maturity:	March 15, 2025
Benchmark Treasury:	2.375% U.S. Treasury due August 15, 2024
Benchmark Treasury Price and Yield:	98-29+ / 2.498%
Spread to Benchmark Treasury:	+ 215 basis points
Yield to Maturity:	4.648%
Coupon (Interest Rate):	4.50% per annum
Price to Public:	98.780% of principal amount, plus accrued interest from September 12, 2014

Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 35 basis points. If the notes are redeemed on or after September 15, 2024 (six months prior to the stated maturity of the notes), the make-whole amount will be zero.

CUSIP / ISIN:	44106M AT9 / US44106MAT99

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. RBC Capital Markets, LLC UBS Securities LLC Wells Fargo Securities, LLC

Joint Lead Managers:	BBVA Securities Inc. Jefferies LLC Morgan Stanley & Co. LLC

Co-Managers:

BB&T Capital Markets, a division of
BB&T Securities, LLC

Comerica Securities, Inc.

FTN Financial Securities Corp.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Regions Securities LLC

PNC Capital Markets LLC

Santander Investment Securities Inc.

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

The issuer has filed a registration statement (including a prospectus dated August 24, 2012 and a preliminary prospectus supplement dated September 9, 2014) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146; Merrill Lynch, Pierce Fenner & Smith Incorporated toll-free at 800-294-1322; RBC Capital Markets, LLC toll-free at (866) 375-6829; UBS Securities LLC toll-free at (877) 827-6444 ext. 561-3884; or Wells Fargo Securities, LLC toll-free at (800) 326-5897.